SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                      TRANS WORLD ENTERTAINMENT CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89336Q100
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                                 (CUSIP Number)
                                                     with a copy to:
         Stephen Feinberg                            Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein Sandler PC
         28th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 421-2600                              (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                February 3, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   89336Q100
________________________________________________________________________________
     1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
     2) Check the Appropriate Box if a Member of a Group (See Instructions):

                    (a) Not
                    (b) Applicable
________________________________________________________________________________
     3) SEC Use Only
________________________________________________________________________________
     4) Source of Funds (See Instructions):       WC
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                    Not   Applicable
________________________________________________________________________________
     6) Citizenship or Place of Organization: United States

         Number of                      7) Sole Voting Power:         4,828,781*
                                           -------------------------------------
         Shares Beneficially            8) Shared Voting Power:               0
                                           -------------------------------------
         Owned by
         Each Reporting                 9) Sole Dispositive Power:    4,828,781*
                                           -------------------------------------
         Person With                   10) Shared Dispositive Power:          0
                                           -------------------------------------
________________________________________________________________________________
     11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
4,828,781*
________________________________________________________________________________
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
________________________________________________________________________________
     13)   Percent  of  Class   Represented   by  Amount  in  Row  (11):   9.1%*
________________________________________________________________________________
     14)    Type    of    Reporting     Person    (See     Instructions):     IA
________________________________________________________________________________
* 779,300 shares (1.5%) of the Trans World Entertainment Corporation (the "Company") common stock, par value $.01 per share (the "Common Stock"), are owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"). 666,400 shares (1.3%) of the Common Stock of the Company are owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"). 1,829,050 shares (3.5%) of the Common Stock of the Company are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 1,554,031 shares (2.9%) of the Common Stock of the Company are owned in the aggregate by certain private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock of the Company owned by each of Cerberus, Institutional, International and the Funds. See
     Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 30, 1999, as of November 27,
1999 there were outstanding 53,039,697 shares of the Common Stock. As of February 3, 2000, 779,300 shares of the Common Stock are owned by Cerberus; 666,400 shares of the Common Stock are owned by Institutional; 1,829,050 shares of the Common Stock are owned by International and 1,554,031 shares of the Common Stock are owned in the aggregate by the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. Therefore, for the purposes of Regulation Section 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 4,828,781 shares of the Common Stock, or 9.1% of the shares of Common Stock outstanding.

          The following table details the transactions, since the filing of Amendment 2 to the Schedule 13D by Mr. Feinberg dated as of December 20, 1999, in the Common Stock by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   I. Cerberus

                                   (Purchases)

      Date                           Quantity                            Price

December 21, 1999                     10,300                             $9.59
December 28, 1999                      6,700                             $9.98
January 5, 2000                       10,000                            $10.38
February 1, 2000                      13,000                             $9.60
February 3, 2000                     220,000                             $9.56

                                     (Sales)

                                      NONE

                               II. Institutional

                                   (Purchases)

       Date                          Quantity                            Price

December 21, 1999                     10,800                             $9.59
December 28, 1999                      6,900                             $9.98
January 5, 2000                       11,000                            $10.38
February 1, 2000                      14,000                             $9.60
February 3, 2000                      90,000                             $9.56

                                     (Sales)

                                      NONE


                               III. International

                                   (Purchases)

      Date                           Quantity                            Price

December 21, 1999                     9,800                              $9.59
December 21, 1999                    17,500                              $9.41
December 22, 1999                     5,000                             $10.06
December 28, 1999                    17,600                              $9.98
January 5, 2000                      26,000                             $10.38
January 27, 2000                     20,000                             $10.13
February 1, 2000                     36,000                              $9.60
February 3, 2000                    330,000                              $9.56

                                     (Sales)

                                      NONE

                                  IV. The Funds

                                   (Purchases)

      Date                           Quantity                            Price

December 21, 1999                     29,100                             $9.59
December 28, 1999                     18,800                             $9.98
January 5, 2000                       28,000                            $10.38
February 1, 2000                      37,000                             $9.60

                                     (Sales)

                                      NONE


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            February 10, 2000

                                            /s/   Stephen    Feinberg
                                            ____________________________________
                                            Stephen Feinberg,  in  his  capacity
                                            as the managing member of   Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each   of   Cerberus   Institutional
                                            Partners,       L.P.,       Cerberus
                                            International,   Ltd.   and  certain
                                            private investment funds

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).